K E N N E T H I. D E N O S, P. C.
================================================================================
                                     10757 SOUTH, RIVER FRONT PARKWAY, SUITE 125
                                                        SOUTH JORDAN, UTAH 84095
                                                                  (801) 816-2511
                                                             FAX: (801) 816-2599
                                                             kdenos@denoslaw.com

                                 April 12, 2006

VIA FEDERAL EXPRESS
Mr. Jay Ingram
Mr. John Reynolds
U.S. SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of Emerging Growth Companies
450 Fifth Street, N.W., Mail Stop 0511
Washington, D.C. 20549
Telephone (202) 942-2791
Facsimile (202) 942-9516

         Re:      CANCER THERAPEUTICS, INC.
                  REGISTRATION STATEMENT OF FORM SB-2
                  FILE NO. 333-119915
                  AMENDMENT FILED:  APRIL 12, 2006

Dear Messrs. Ingram and Reynolds:

     This firm serves as counsel to Cancer Therapeutics, Inc. in connection with its submission of a registration statement with the Securities and Exchange Commission on Form SB-2. We acknowledge receipt of your comments to our initial filing on Form SB-2 dated March 17, 2006. We thank you for your input and this letter is intended to respond accordingly. Each paragraph number of this letter corresponds to your comments to us dated March 17, 2006, and we have attached two redlined copies and one clean copy, each such copy bound, of our amended registration statement on Form SB-2 for your timely review and comment as appropriate. We note to you that references to page numbers in the registration statement will be with respect to the redlined copies.

SUMMARY - OUR BUSINESS, PAGE 2
------------------------------

     1. COMMENT. Clarify in the summary that the only service you provide now is the cryobank service and that other services cannot be performed now and won't be performed for years to come and may never be performed.

         RESPONSE:    Please see this disclosure on page 2.

RESULTS OF OPERATIONS - REVENUES, PAGE 10
-----------------------------------------

     2. COMMENT. We note the disclosure that indicates that "[a]dditional revenues were generated from the T-cell program and hospital support." Pleases quantify each type of revenue and reconcile the statement with other disclosure that indicates that you have not commercialized tumor derived activated cells, e.g., p. 15.

          RESPONSE: Please see quantified revenues generated from T-cell and hospital support on page 12.

THE BUSINESS MODEL AND VALUE PROPOSITION, PAGE 13
-------------------------------------------------

     3. COMMENT. We note the statement that you "provide limited biotherapy services to patients on a fee for service basis." Please disclose the biotherapy services you provide and describe how it is you can provide these services legally.

          RESPONSE: Please see the disclosure on page 14.

     4. COMMENT. We note the statement that "[o]ver the next few years, we intend to ... continue to expand to regionally based markets throughout the US." If you are solely referring to the cryobank, please disclose. Otherwise, describe how you intend to regionally expand services that you are not legally authorized to provide. Please consider adding disclosure that clearly indicates that such other services cannot be performed now and won't be performed for years to come and may never be performed.

          RESPONSE: Please see this Cryobank disclosure on page 14.

COMPETITION, PAGE 18
--------------------

     5. COMMENT. The third paragraph indicates that you "believe that CT maintains a competitive advantage...also producing cellular activation therapy for cancer treatment." Please explain this statement or revise to indicate that the company has not produced a cancer treatment or commercialized its services and that this won't be done with FDA approval.

          RESPONSE: Thank you for noting this inaccuracy. The changes are on page 20.


     We hope that our responses to your comments have been both timely and succinct. If you require any further information, please contact me at the number above via telephone or fax, or by e-mail at kdenos@denoslaw.com.


                                    KENNETH I. DENOS P.C.


                                     /S/ Kenneth I. Denos P.C.
                                    --------------------------
                                    Kenneth I. Denos


cc:   Robert Oldham, M.D.
      Michael Low
      Chene Gardner